SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Exhibit 99.1

Planned Capital Reduction with Consideration at Woori Securities

A capital reduction with consideration is planned at Woori Securities, a wholly-owned subsidiary of Woori Finance Holdings.

Reason for Capital Reduction

•	With the merger between Woori Securities and LG Investment & Securities to be completed by the end of this year, the capital reduction with consideration will enable the reduction of the merged entity’s capital base.

•	Woori Finance Holdings believes that such reduction may enhance capital efficiency and shareholder value.

Exhibit 99.2

Plans Relating to the Overseas DR Offering of Woori Finance Holdings

Woori Finance Holdings has been contemplating offering depositary receipts (“DRs”) overseas, but no definitive schedule has been confirmed.

The issue of new shares was considered in relation to the overseas DR offering, but this is no longer being considered at this time.

Further disclosure will be made on this matter when deemed necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 5, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director